Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No.: 0-29630

On July 3, 2014, AbbVie made the following information available at
http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents:

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER

Rules 8.1 and 8.2 of the Takeover Code (the “Code”)

1.                                      KEY INFORMATION

(a)	Identity of the party to the offer making the disclosure:	AbbVie Inc.
(b)	Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	N/A
(c)	Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	Shire plc
(d)	Is the party to the offer making the disclosure the offeror or the offeree?	OFFEROR
(e)	Date position held:	2 July 2014
(f)	Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	YES AbbVie Inc.

2.                                      POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a)                                 Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Ordinary shares
		Interests		Short positions
Class of relevant security:		Number	%	Number	%
(1)	Relevant securities owned and/or controlled:	Nil		Nil
(2)	Derivatives (other than options):	Nil		Nil
(3)	Options and agreements to purchase/sell:	Nil		Nil
	TOTAL:	Nil		Nil

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)                                 Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	N/A

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c)                                  Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):

None

3.                                      POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

See below

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

3.1                               AbbVie Directors

Name of Director	Number of Shire plc American Depository Shares held(1)	Percentage of total issued ordinary shares (excluding treasury shares)
Glenn F. Tilton	253	0.00%

4.                                      OTHER INFORMATION

(a)                                 Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:

If there are no such agreements, arrangements or understandings, state “none”

None

(b)                                 Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:

(i)        the voting rights of any relevant securities under any option; or

(ii)    the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

None

(c)                                  Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	3 July 2014
Contact name:	Dwayne Lysaght / James Robinson
Telephone number:	(London, Tel: +44 207 742 4000)

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

(1) Comprises Shire plc American Depository Shares held by Glenn F. Tilton, whether directly or in trust.

Additional Information

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. Subject to future developments, AbbVie may file a registration statement and/or tender offer documents with the SEC in connection with a combination. Holders of Shire and/or AbbVie shares should read those filings, and any other filings made by AbbVie with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at AbbVie’s website at www.abbvieinvestor.com.